Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

ESTIMATED PROFIT DECREASE FOR THE YEAR 2018

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2018 will decrease by a range between approximately RMB16,126 million and RMB22,577 million as compared to that for the year 2017 (representing a decrease of approximately 50% to 70%). The Company’s preliminary financial estimates for the year 2018 contained in this announcement are not audited and may be different from the audited financial information. Detailed audited financial information of the Company for the year 2018 will be disclosed in the Company’s 2018 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2018 to 31 December 2018.

2.

Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the year 2018 will decrease by a range between approximately RMB16,126 million and RMB22,577 million as compared to that for the year 2017 (representing a decrease of approximately 50% to 70%). It is estimated that the net profit attributable to equity holders of the Company after deducting non-recurring items for the year 2018 will decrease by a range between approximately RMB16,195 million and RMB22,673 million as compared to that for the year 2017 (representing a decrease of approximately 50% to 70%).

Commission File Number 001-31914

3.	The estimated results are not audited.

II.	Results for the year 2017 (audited)

1.	Net profit attributable to equity holders of the Company: RMB32,253 million; Net profit attributable to equity holders of the Company after deducting non-recurring items: RMB32,390 million.

2.	Earnings per share (basic and diluted): RMB1.13.

III.	Reasons for estimated decrease in results

The estimated decrease in the results for the year 2018 is mainly attributable to the significant decrease in the income from equity investments of the Company in public markets due to the overall volatility and downward trend of the equity market.

IV.	Risk alerts

There are no material uncertain factors of the Company that might affect the accuracy of the estimated results for the year 2018.

V.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the year 2018 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are not audited. If the Company’s future estimates of the 2018 annual results differ materially from the current estimates, the Company will provide updates on a timely basis. Detailed audited financial information of the Company for the year 2018 will be disclosed in the Company’s 2018 annual report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 January 2019

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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